SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JANUARY 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______________

Changes to Revenues or Income
SIGNATURES

Changes to Revenues or Income

					Amount of	Percentage of
1.	Changes to Revenues or Income		Years Ended December 31,		Increase	Increase
	(in thousands of Won)		2006	2005	(Decrease)	(Decrease)
	Revenues		10,650,952,432	10,161,128,637	489,823,795	4.8
	Operating Income		2,584,369,584	2,653,569,507	(69,199,923)	(2.6)
	Ordinary Income		2,021,642,990	2,554,613,346	(532,970,356)	(20.9)
	Net Income		1,446,597,938	1,871,380,090	(424,782,152)	(22.7)
2.	Balance Sheet Data		As of December 31,
	(in thousands of Won)		2006		2005
	Total Assets		15,814,053,326		14,521,676,459
	Total Liabilities		6,507,625,682		6,263,795,751
	Capital Stock		9,306,427,644		8,257,880,708
	Total Stockholders’ Equity		44,639,473		44,639,473
	Capital Stock / Total Stockholders’ Equity (%)		20,849.0		18,499.1
3.	Reason for Changes to Revenue or Income		An increase in costs due to heightened market competition.
4.	Date of the Resolution by the Board of Directors		January 25, 2007
	Attendance of external directors	Present				7
		Absent				—
	Attendance of auditors					—
5.	Other Noteworthy Matters		Above figures are subject to changes as a result of an audit by the independent auditors or the general shareholders’ meeting.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By:	/s/ Tae Jin Park
(Signature)
Name: Tae Jin Park Title: Vice President

Date: January 29, 2007